Exhibit 99.2

TRIAL SCHEDULE FOR CERTAIN CASES

Below is a schedule, as of April 25, 2022, setting forth by month the number of individual smoking and health cases against Philip Morris USA Inc. that are scheduled for but not in trial through June 30, 2022.

2022

Engle progeny

April	0

May	2

June	3

As of April 25, 2022, there is one Engle progeny case in trial.

Other Individual Smoking & Health

April	0

May	0

June	1

As of April 25, 2022, there is no non-Engle progeny case in trial.